

June 6, 2011

Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

      Re: **Bank of America**
               Form 10-K for the year ended December 31, 2010
               Filed February 25, 2011
               File No. 001-6523

               Form 10-Q for the quarterly period ended March 31, 2011
               Filed May 5, 2011

Dear Mr. Moynihan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 8

Adverse changes to our credit ratings from the major credit ratings agencies could have a material adverse effect on our liquidity, cash flows, competitive position…, page 8

1.   In future filings, please note which credit agencies have issued a negative watch and

quantify the expected impact of a one and two notch downgrade in credit ratings.

Mortgage and Housing Market-Related Risk, page 9

2.   We note your statements on page 81 relating to the total debt restructurings that were non-performing as of December 30, 2010. Please discuss the non-performance and delinquency rates related to loan modifications and TDRs and the impact they are likely to have on your operations. To the extent any of the modifications are re-modifications, please include this information in the discussion. If you do not believe nonperformance or delinquency following modification or restructuring presents a significant risk, please tell us the basis for your belief.

3.   Please include a risk factor discussion addressing the possible losses due to the rapid amortization of the home equity securitization trusts. We note your statement in footnote 8 to the financial statements that the maximum funding obligation attributable to rapid amortization cannot be calculated as a home equity borrower has the ability to pay down and redraw balances.

4.   We note your disclosure regarding the December 31, 2010 agreements you reached with Freddie Mac and Fannie Mae to resolve repurchase claims involving first−lien residential mortgage loans sold directly to them by entities related to legacy Countrywide. It does not appear that those agreements have been filed with us. Please file the agreements or, if you do not believe you are required to do so, provide us with a detailed analysis supporting your conclusion.

Government measures to regulate the financial industry, including the Financial Reform Act, either individually, in combination or in the aggregate, could require us to change certain of our business practices…, page 14

5.   This risk factor discussion includes a list of practices that may be affected without including a discussion of the potential impact. While it may be difficult to discuss the actual effects of some of the changes prior to the completion of required rulemakings, you should discuss the significance of the affected activities to your operations. For example: quantify your revenues from debit interchange fees; quantify the expected impact of the change in FDIC assessments; and discuss the expected impact of heightened capital and liquidity requirements.

6.   Additionally, please consider discussing possible changes to the tax code and the GSEs conservatorship as separate standalone risks. These discussions should also address the potential consequences to your operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights

Noninterest Income, page 28

7. We note that your noninterest income comprises a significant portion of your consolidated net revenues, and that this income is generated from various revenue sources in both your traditional banking and investment banking businesses. Please revise you future filings either here or in your accounting policy footnote to provide clear disclosure of your various revenue sources, including how such revenues are derived, in which line items they are reported and the manner in which they are recognized in your financial statements. For example, please ensure your disclosure addresses the following:

- As it relates to investment banking income, clarify whether it is recognized net of expenses, and address how non-reimbursed expenses are accounted for and classified;

- Address the types of income streams included within investment and brokerage services revenues and how those different revenue streams are recognized; and

- As it relates to card income and service fees, discuss the types of fees charged and address how uncollectible fees are accounted for (charged through the provision or reversed through noninterest income).

Components of Global Banking & Markets

Sales and Trading Revenue, page 46

8. We note your discussion of sales and trading revenue on pages 46 and 158. Please respond to the following and expand your disclosures in future filings to address the following:

- Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the sales and trading revenue by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate derivatives generate sales and trading revenue (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc);

- Describe the significant drivers of the sales and trading revenue. For example, discuss how much of the revenue is driven by transaction fees versus changes in fair value of the instruments;

- Tell us in more detail how sales and trading revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the sales and trading revenues you would recognize is the other side of the swap transaction that the customer requested;

- Given that the total "trading account profits (losses) on page 158 of your derivatives footnote nearly ties to the consolidated income statement for all years presented, it appears trading profits (losses) is made up almost entirely of derivative products. Please clarify if that is true. If so, tell us where you include trading gains (losses) from your non-derivative contracts, including things such as sales of trading securities, and quantify the amounts; and

- Clarify why the total "trading account profits (losses)" on page 158 doesn't tie to the consolidated income statement line item "trading account profits (losses)."

Liquidity Risk, page 67

Global Excess Liquidity Sources and Other Unencumbered Assets, page 67

9. We note your disclosures and table 16 showing the global excess liquidity sources as of December 31, 2010 and 2009. Given the significant increase in the balance over the prior year (57% increase in global excess liquidity sources as of December 31, 2010), and the distinct possibility of significant daily variations in the balances, in future filings please also provide this disclosure on an average balance for the period. Additionally, given the significance of the balances, and the different securities held, please consider providing more quantitative information about the amount of each asset type held as part of the excess liquidity pool.

Credit Risk Management, page 71

Consumer Credit Portfolio – Home Equity, page 75

10. We note your discussion of your home equity portfolio, including your tabular disclosures of key credit statistics and geographic concentrations. Please respond to the following and expand your disclosures in future filings to address the following:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;

- Tell us and disclose the percentage of the home equity loan portfolio where you also hold the first lien;

- Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan;

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan;

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing; and

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Countrywide Purchased Credit-Impaired Loan Portfolio, page 78

11. We note your disclosure that the Countrywide PCI allowance for loan losses increased $2.5 billion from December 31, 2009 to $6.3 billion at December 31, 2010 as a result of the increase in the provision for credit losses and the reclassification of a portion of the nonaccretable difference to the allowance. Please tell us the cause of the reclassification from nonaccretable difference to the allowance and how you determined this reclassification was in accordance with ASC 310-30.

Restructured Loans, page 81

12. We note your disclosure in footnote 6 to Table 33 that your policy is to record any losses in the value of foreclosed properties as a reduction in the allowance for loan and lease losses during the first 90 days after transfer of a loan into foreclosed properties, and that thereafter they are recorded in non-interest expense. Please respond to the following:

- Tell us how your policy complies with the guidance in ASC 310-40-55-15;

- Quantify the effect of losses recorded as a reduction in the allowance after transfer to foreclosed properties during the years ended December 31, 2010 and 2009; and

- Tell us why the charge-offs to new foreclosed properties is so significant in the first 90 days after transfer into foreclosed properties. In this regard, it appears that you recorded charge-offs representing 20% and 29% of the amount transferred into foreclosed properties during the years ended December 31, 2010 and 2009, respectively. Additionally, we note your policy disclosure on page 81 that the outstanding balance of a real-estate secured loan that is in excess of the estimated property value less costs to sell, is charged off no later than the end of the month in which the account becomes 180 days past due.

Industry Concentrations, page 89

13. We note your discussion on page 90 regarding the stress on state and local municipalities and your process for monitoring your exposure to these entities. We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles. We also understand that banks may have involvement with municipalities as underwriters of bond offerings, as providers of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings in order to more clearly identify any risk concentration in this industry.

Allowance for Loan and Lease Losses, page 97

14. We note your disclosure in table 50 of the allowance for loan and lease losses as a percentage of total nonperforming loans and leases at December 31, 2010 and 2009. We also note your footnotes to the table that indicate the portion of the allowance that has been allocated to products that are excluded from nonperforming loans, leases and foreclosed properties. Given the significance of the allowance that relates to the loans that are not classified as nonperforming, the fact that a different trend would appear to exist in this ratio if the allowance related to those products was also excluded from the table, and the fact that information needed to recalculate the ratio to be comparable to other companies that do not have the same type/volume of products that are not classified as nonperforming is not located nearby, we believe you should also note either the ratio recalculated based on the numerator excluding the allowance allocated to those products, which is already disclosed in the footnote, or separately also note in the footnote or table the amount of nonperforming loans and leases so the amount can be easily recalculated. Additionally, please clarify how the allowance related to products that are excluded from nonperforming loans, leases and foreclosed properties is calculated.

Trading Risk Management, page 100

15. We note your disclosure on page 102 that there were zero days with actual losses exceeding your daily trading VaR in the twelve months ended December 31, 2010 or 2009. We also note your disclosure on page 103 of your March 31, 2011 Form 10-Q where you indicate that actual losses did not exceed daily trading VaR.   Finally we note your disclosure on page 102 that statistically your actual losses should exceed VaR, on average, one out of 100 trading days, or two to three times in a year.

- Given that your trading losses have not exceeded your one-day VaR in over two years, please tell us how you determined your VaR model is still statistically appropriate in light of so few exceptions.   Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted; and

- Address any changes you made, or plan to make, to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day in over two years.

16. We note your disclosure that your VaR model uses a historical simulation approach based on three years of historical data, as well as your disclosure on page 101 that historical results may not always be indicative of future results. In light of this fact, please tell us whether you considered using a Monte Carlo simulation which randomly generates new market factors based on a chosen distribution, instead of the historical simulation model that uses historical moves for each market factor replayed exactly how they occurred.

Complex Accounting Estimates, page 106

Goodwill and Intangible Assets, page 110

17. Given the complexity of determining the carrying amount of your reporting units, including the use of economic capital as a proxy for the carrying amounts, please provide more disclosure of that fact and discuss how economic capital is determined, how often it is updated, and whether the amounts of economic capital allocated to the different reporting units is approved by your Board of Directors or discussed with your regulatory supervisors.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Principles

Securities Financing Agreements, page 142

18. We note your disclosure that you offset repurchase and resale transactions with the same counterparty on the consolidated balance sheet where you have a master agreement and the transactions have the same maturity date.   Please respond to the following:

- Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near December 31, 2010 and 2009 and tell us whether the conversions were done at the request of the counterparty; and

- To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Loans and Leases, page 145

19. We note your disclosure on page 145 which identifies your portfolio segments and classes of financing receivables within these segments. Please confirm for us and revise your future filings to disclose whether you consider your purchased credit impaired (PCI) loans to be a separate class of financing receivables. If you do not consider PCI loans to be a separate class, please tell us why. Refer to ASC 310-10-55-16.

Purchased Credit-impaired Loans, page 145

20. You disclose that subsequent decreases to expected principal cash flows on PCI loans result in a charge to provision for credit losses and a corresponding increase to a valuation allowance included in the allowance for loan and lease losses. Please tell us

and revise you future filings to clarify whether impairment is measured under ASC 450 or ASC 310-10. Refer to ASC 310-30-35-10(a).

Insurance Income and Insurance Expense, page 151

21. Please tell us whether you provide re-insurance to the private mortgage insurers. If so, please respond to the following:

- Describe the typical terms of the contracts;

- Tell us how you are notified of the claims for which you are responsible and describe the mechanics for the reimbursement; and

- Tell us whether you have experienced an increase in claims over the past three years.

Note 5 – Securities, page 161

22. We note that you reclassified $2.9 billion of debt securities held in consolidated commercial paper conduits from HTM to AFS during the three months ended June 30, 2010 as a result of new regulatory requirements related to asset-backed commercial paper conduits. Please provide us with more information regarding the new regulatory requirements that necessitated this transfer.

Note 6 – Outstanding Loans and Leases, page 166

23. We note your tabular disclosures related to the aging of past due consumer and commercial loans on page 166. Please revise this disclosure in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Credit Quality Indicators, page 167

24. We note that your commercial loans are evaluated using pass rated or reservable criticized as the primary credit quality indicator. We also note that reservable criticized refers to those commercial loans that are internally classified or listed as special mention, substandard or doubtful. Please consider revising your future filings to further disaggregate your reservable criticized commercial loans based on their classification as either special mention, substandard or doubtful since this information could provide meaningful information to investors and other financial statement users.

Note 8 – Securitizations and Other Variable Interest Entities, page 173

Mortgage Related Securitizations

First-lien Mortgages, page 175

25. We note your table on page 175 where you summarize information related to first-lien
mortgage securitization trusts in which you hold a variable interest. Please tell us why
your consolidated agency securitizations have increased from $1.7 billion of total on-
balance sheet assets as of December 31, 2009 to $32.7 billion as of December 31, 2010.
As part of your response, please describe any significant changes to the trusts you use or
different variable interests held by you in the various trusts and the business purposes for
the change.

Other Asset-backed Securitizations

Resecuritization Trusts, page 178

26. We note that you resecuritized $97.7 billion of MBS during 2010 and that as of
December 31, 2010 you held variable interests in unconsolidated resecuritization trusts
with total assets of $55 billion (up from $7.4 billion as of December 31, 2009).   We also
note that if one or a limited number of third-party investors share responsibility for the
design of the trust and purchase a significant portion of subordinate securities, you do not
consolidate the trust, and that as of December 31, 2010, you have minimal assets in
consolidated resecuritization trusts. Please provide us with your accounting analysis
which more fully describes the resecuritizations that took place during 2010 and how you
determined that you were not required to consolidate the trusts. As part of your response,
please also address the following:

- In situations where you are doing resecuritizations for your own liquidity or capital
  purposes, tell us the other parties involved that have discretion over the design of the
  trust;

- Tell us the types of parties that request your assistance in performing the
  resecuritization and discuss their role in the design of the trust and in the structure of
  the securities to be issued; and

- Tell us whether you performed any resecuritizations where you did not retain a
  variable interest that could potentially be significant to the trust.

Collateralized Debt Obligation Vehicles, page 180

27. We note your disclosure that your $6.8 billion maximum loss exposure to collateralized debt obligation vehicles (CDOs) does not reflect any benefit from insurance purchased from third parties other than the CDO itself. Please respond to the following:

- Tell us more about the insurance purchased from the CDOs directly, including the term and the loss events covered;

- Quantify the amount of insurance purchased;

- Describe how you are accounting for the insurance;

- Tell us whether you have submitted claims for reimbursement under the insurance and the related results; and

- Tell us whether you consolidate the CDOs from which you purchased insurance.

Note 9 – Representations and Warranties Obligations and Corporate Guarantees, page 183

28. We note your disclosure on page 184 that, although timing and volume has varied, repurchase and similar requests have increased in recent periods from buyers and insurers, including monolines. Please tell us how and to what extent mortgage insurance rescissions impact your liability for representations and warranties. In this regard, please respond to the following:

- Clarify the extent to which you have exposure to mortgage insurers and whether they have rescinded mortgage insurance on loans you sold to investors;

- Clarify whether to the extent mortgage insurance is rescinded by the mortgage insurer, the lack of insurance may result in a repurchase demand from the investor and how that is reflected in your tables;

- Tell us the counterparties for which you typically would provide representations about mortgage insurance (private versus GSEs) and whether this is one of the breaches of the representations and warranties provided that results in a large number of repurchase demands;

- Tell us whether you have statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands;

- Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage;

- Tell us when and how you establish reserves for mortgage insurance rescissions, particularly where there is not a repurchase demand; and

- Tell us your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.

Note 26 – Business Segment Information, page 233

29. We note that as of December 31, 2010, you have 6 reportable business segments. Please respond to the following:

- Tell us, and if so revise future filings to disclose, whether you aggregate operating segments for purposes of your reportable segments. Please refer to ASC 280-10-50-21;

- Confirm that the segment results disclosed are prepared in the same way and format as that received and reviewed by your chief operating decision maker (CODM) for purposes of assessing performance and allocating resources; and

- Tell us in more detail how the deposits were allocated among the different segments, as disclosed on pages 39-51. In this regard, it appears that no deposits were allocated to the Home Loans & Insurance segment, or Global Card Services, which appears unusual in light of your disclosure on page 69 that you fund a substantial portion of your lending activities through your deposit base.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Executive Summary, page 4

Performance Overview, page 6

30. We note your disclosure that you reported first quarter of 2011 net income of $2.0 billion. We also note your disclosure on page 7 that the allowance for credit losses was reduced by $2.2 billion in the first quarter of 2011. Given that one of the most significant and prominent drivers of your net profit during the quarter was due to allowance for credit loss releases, we believe this fact should be more prominently disclosed and discussed when discussing your net income results. Please also include a risk factor clearly

disclosing that the reduction in the allowance for credit losses is the most prominent driver of net profit and that this level of net profit may not be sustainable.

Recent Events, page 14

Federal Reserve and OCC Review of Mortgage Servicers, page 14

31.   We note your disclosure regarding the consent orders Bank of America Corporation and Bank of America, National Association entered into with the Federal Reserve and the OCC. Please revise future filings to provide a more detailed summary of the enforcement actions, describing the steps taken or to be taken to comply with the enforcement actions and describing any material impact on future operations. In addition, we note that certain other large mortgage servicers that entered into consent orders with their regulators at the same time made public announcements regarding the consent orders and/or filed them with us. Please tell us what consideration you gave to publicly announcing the consent orders on Form 8-K or otherwise and tell us your intentions with respect to filing the consent orders with us.

Business Segment Operations, page 24

Components of Global Banking & Markets – Sales and Trading Revenue, page 37

32.   We note your disclosure on pages 37 and 52 whereby you quantify your proprietary trading revenues for the periods presented and discuss the anticipated impacts of the Volcker rule on such trading activity. We believe that these disclosures provide useful information that allows readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. However, we are unclear as to how you define "proprietary trading" activities and specifically how you distinguish them from "market-making" activities. Accordingly, please tell us and revise your future filings, including your risk factors, to clearly define what you consider to represent proprietary trading activities and explain how you distinguish them from market-making and other activities that are similar to but excluded from the definition of proprietary trading. In addition, to the extent possible, please provide us with a break-down of your sales and trading revenues for the most recent period by type of activity or purpose (e.g., market-making, proprietary trading, facilitation of client transactions, management of risk exposures, etc.). To the extent that such an analysis cannot be performed, tell us how you were able to quantify your proprietary trading revenues for the quarters ended March 31, 2011 and 2010.

Notes to Consolidated Financial Statements

Note 9 – Representations and Warranties Obligations and Corporate Guarantees, page 164

33. We note your disclosure on page 165 that generally the volume of unresolved repurchase claims from the FHA and VA for loans in GNMA-guaranteed securities is not significant because the requests are limited in number and typically resolved quickly. Please tell us in more detail how the repurchase claims process with the FHA and VA works. For example, tell us whether they submit repurchase claims to you, and if so, whether that process is similar to the GSEs. Additionally, tell us in more detail how it works for the delinquent loans that you purchased from the GNMA pools related to your servicing agreements with GNMA, and as part of your response, please tell us whether you have experienced greater delays in receiving reimbursement from GNMA.

34. We note that you recorded a significant provision for representations and warranties exposure related to GSE claims during the first quarter as a result of higher estimated repurchase rates based on higher than expected claims from the GSEs and HPI deterioration experienced during the period. Please provide us with a comprehensive analysis that more clearly explains the significant assumptions that changed during the first quarter that necessitated the need for such a substantial provision so soon after the settlement agreements were reached during the fourth quarter. In this regard, specifically address the higher than expected claims activity from the GSEs as well as the significance of the HPI deterioration observed during the period, versus your original expectations factored in as of December 31, 2010, including how such information was derived.

35. As a related matter, we note that on page 169 you state that you believe your remaining exposure to repurchase obligations for first-lien residential mortgage loans sold directly to the GSEs has been accounted for as a result of the adjustments to the recorded liability for representations and warranties during the first quarter of 2011. However, you also state that future provisions could result if actual results are different from your assumptions regarding economic conditions, home prices and other matters. In light of the fact that these economic conditions are difficult to predict as they are outside your control, please revise your future filings to disclose your estimated loss or range of reasonably possible losses in excess of amounts accrued for GSEs separately, or include it as part of your range of reasonably possible losses disclosed related to your non-GSE claims. To the extent that you believe the amount of reasonably possible losses in excess of the amounts accrued related to the GSEs is zero, please tell us the assumptions you have factored in for estimated repurchase rates and HPI.

Note 10 – Goodwill and Intangible Assets, page 171

36. We note your disclosure on page 171 that the estimated fair value of your Consumer Real Estate Services reporting unit as a percent of the carrying amount at March 31, 2011 was 73 percent. We also note that you performed step two of the goodwill impairment test and ultimately concluded that the goodwill balance of $2.8 billion was not impaired as of March 31, 2011. Given the significant difference between the fair value and carrying value of the reporting unit, please describe the significant factors driving the lack of goodwill impairment in the reporting unit. For example, please tell us and disclose in future filings whether it is due to the fact that the fair value of the loans in reporting unit are significantly below their carrying value, or if the fair value of your certain of your liabilities are significantly in excess of the carrying value, or some other factor.

Note 19 – Mortgage Servicing Rights, page 192

37. We note your disclosure on page 30 that the change in the value of MSRs reflects the change in discount rates and prepayment speed assumptions as well as the effect of changes in other assumptions, including the cost to service. We also note your disclosure on page 33 that the value of MSRs was negatively impacted by elevated servicing costs, including certain items outlined in the federal bank regulators' consent order which reduced expected cash flows as well as your internal review of the foreclosure process conducted in the fourth quarter of 2010. However, it appears that despite the increased servicing costs experienced during the fourth quarter of 2010 and first quarter of 2011, you recognized increases in your MSR values attributable to "other changes" during these same periods, which a footnote to the table indicates is due to changes in discount rates and prepayment speeds caused mainly due to changes in interest rates, as well as the effect of other changes in assumptions. To the extent that there are multiple factors affecting the valuation, and particularly where potentially offsetting changes in the valuation, the amounts due to the various factors should be separately discussed and quantified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or Stephanie Hunsaker at (201) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director